February 11, 2025

David Tapolczay, Ph.D.
Chief Executive Officer
Conduit Pharmaceuticals Inc.
4581 Tamiami Trail North, Suite 200
Naples, Florida 34103

       Re: Conduit Pharmaceuticals Inc.
           Registration Statement on Form S-3
           Filed February 5, 2025
           File No. 333-284714
Dear David Tapolczay Ph.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Todd Mason, Esq.